UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934




                       NEURO-HITECH PHARMACEUTICALS, INC.
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                                (Name of Issuer)


                    Common stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                    641244108
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                                 (CUSIP Number)


                                  April 3, 2006
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    641244108
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(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                Celty Foundation, Inc.
                03-0581496
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)                            (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  New Jersey
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Number of Shares Beneficially Owned
   by Each Reporting Person With       (5) Sole Voting Power:          477,038
                                           -------------------------------------
                                       (6) Shared Voting Power:              0
                                           -------------------------------------
                                       (7) Sole Dispositive Power:     477,038
                                           -------------------------------------
                                       (8) Shared Dispositive Power:         0
                                           -------------------------------------
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(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                477,038
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
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(11)    Percent of Class Represented by Amount in Row (9):   5.1%
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(12)    Type of Reporting Person (See Instructions):    CO
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Item 1(a).  Name Of Issuer.   Neuro-Hitech Pharmaceuticals, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.
            One Penn Plaza, Suite 2514, New York, New York  10119


Item 2(a).  Name of Person Filing.  Celty Foundation, Inc

Item 2(b). Address of Principal Business Office or, if None, Residence. 47 Hulfish Street, Suite 305, Princeton, New Jersey 08542.

Item 2(c).  Citizenship.  New Jersey

Item 2(d).  Title of Class of Securities.  Common Stock,  par value   $0.001 per
            share

Item 2(e).  CUSIP No.   641244108


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            Not Applicable.


Item 4.     Ownership

            (a) Amount Beneficially Owned (as of April 3, 2006)         477,038

            (b) Percent of Class (as of April 3, 2006)                   5.10%

            (c) Number of Shares as to which the person has:

               (i)   sole power to vote or to direct the vote           477,038

               (ii)  shared power to vote or to direct the vote               0

               (iii) sole power to dispose or to direct the
                     disposition of                                     477,038

               (iv)  shared power to dispose or to direct the
                     disposition of                                           0



Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.


Item 9.  Notice of Dissolution of Group.

         Not Applicable.


Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             April 7, 2006


                                             CELTY FOUNDATION, INC.

                                             By:/s/ James S. Regan
                                                --------------------------------
                                                Name:   James S. Regan
                                                Title:  President



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)